SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For December 2014
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F                Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2014, incorporated by reference herein:
Exhibit
99.1 Release dated December 02, 2014, entitled “RESULTS OF ANNUAL GENERAL
MEETING”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: December 02, 2014 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
Interest Rate Issuer code: DRDI
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
RESULTS OF ANNUAL GENERAL MEETING
DRDGOLD shareholders are advised that at the annual general meeting (“AGM”) of shareholders held on Friday, 28 November 2014, all the ordinary and special resolutions, as set out in the notice of AGM dated 29 October 2014, were approved by the requisite majority of shareholders present or represented by proxy, with the exception of ordinary resolution number 5 relating to the general authority to issue shares for cash which was withdrawn at the AGM.
The total number of DRDGOLD shares eligible to vote at the AGM is 385 383 767. The number of shares voted in person or by proxy was 270 779 800 representing 70.26% of the total issued share capital of the same class of DRDGOLD.
All resolutions proposed at the AGM, together with the percentage of shares abstained, as well as the percentage of votes carried for and against each resolution, are as follows:
Ordinary resolution number 1: To reappoint KPMG Inc. as independent auditors of the Company for the ensuing period terminating on the conclusion of the next AGM of the Company
Shares Voted
270 630 905
70.22%
Abstained
148 895
0.04%
For
270 289 795
99.87%
Against
341 110
0.13%
Ordinary resolution number 2: To elect Mr J A Holtzhausen as a director of the Company
Shares Voted
270 455 295
70.18%
Abstained
324 505
0.08%
For
269 861 595
99.78%
Against
593 700
0.22%
Ordinary resolution number 3: To elect Mr A T Meyer as a director of the Company
Shares Voted
270 432 505
70.17%
Abstained
347 295
0.09%
For
269 824 955
99.78%
Against
607 550
0.22%

Ordinary resolution number 4: To re-elect Mr J Turk as a director of the Company
Shares Voted
270 469 255
70.18%
Abstained
310 545
0.08%
For
269 765 645
99.74%
Against
703 610
0.26%
Ordinary resolution number 5: General authority to issue securities for cash
This ordinary resolution was withdrawn.
Ordinary resolution number 6: Election of Audit Committee members
Shares Voted
202 030 710
52.42%
Abstained
68 749 090
17.84%
For
196 695 606
97.36%
Against
5 335 104
2.64%
Ordinary resolution number 7: Endorsement of the Remuneration Policy
Shares Voted
270 009 985
70.06%
Abstained
769 815
0.20%
For
263 728 929
97.67%
Against
6 281 056
2.33%
Ordinary resolution number 8: To authorise the directors to sign all required documents
Shares Voted
270 318 295
70.14%
Abstained
461 505
0.12%
For
270 028 325
99.89%
Against
289 970
0.11%
Special resolution number 1: General authority to repurchase issued securities
Shares Voted
270 568 665
70.21%
Abstained
211 135
0.05%
For
267 398 884
98.83%
Against
3 169 781
1.17%
Special resolution number 2: General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act
Shares Voted
270 169 575
70.10%
Abstained
610 225
0.16%
For
269 054 115
99.59%
Against
1 115 460
0.41%

Special resolution number 3: Amendment to Memorandum of Incorporation
Shares Voted
269 929 995
70.04%
Abstained
849 805
0.22%
For
269 311 075
99.77%
Against
618 920
0.23%
Notes
-
Percentages of shares voted are calculated in relation to the total issued share capital of
DRDGOLD eligible to vote
- Percentage of shares for and against are calculated in relation to the total number of shares voted at the AGM
- Abstentions are calculated as a percentage in relation to the total issued share capital of
DRDGOLD eligible to vote
Johannesburg
02 December 2014

Sponsor and Debt Sponsor
One Capital